Exhibit 12

                    Union Carbide Corporation and Subsidiaries
                        Ratio of Earnings to Fixed Charges
                       (Millions of dollars, except ratios)

                                September 30,
                                    1996     1995    1994   1993   1992   1991

Income (loss) of consolidated
  companies before provision for
  income taxes - continuing
  operations                        $691   $1,259    $471   $227  $ 178  $(147)
Add (deduct):
  Capitalized interest               (35)     (30)    (12)   (10)   (15)   (14)
  Preferred stock cash dividends
    of consolidated subsidiaries       0        0       0      0      0      0
  Dividends from less than
    50 percent-owned companies
    carried at equity                  0        0       0      0      0      0
  UCC share of income (loss)
    before provision for income
    taxes of companies carried at
    equity (a)(b)                    (17)     105      79     32     (8)   (17)
  Amortization of capitalized
    interest                           9       11      10     10      9      9
                                     648    1,345     548    259    164   (169)

Fixed Charges

Interest on long-term and
  short-term debt                     55       89      80     70    146   228
Capitalized interest                  35       30      12     10     15    14
Rental expenses representative
  of an interest factor               17       22      22     33     30    28
Preferred stock cash dividends
  of consolidated subsidiaries         0        0       0      0      0     0
UCC share of fixed charges of
  companies carried at equity (a)(b)  54       52      28     26     30    28

    Total fixed charges              161      193     142    139    221   298

Total adjusted income available
    for payment of fixed charges    $809   $1,538    $690   $398   $385  $129
Ratio of earnings to fixed charges(c)5.0      8.0     4.9    2.9    1.7   (d)

(a) For purposes of calculating the ratio of earnings to fixed charges, companies carried at equity include 50 percent-owned companies and Equate Petrochemical Company.

(b) The Company has a 45 percent equity investment in Equate Petrochemical Company, a joint venture for development of a world-scale petrochemical complex in Kuwait, whose planned start-up date is July 1997. During the first nine months of 1996, the Company severally guaranteed up to $225 million of Equate's interim debt and 45 percent of Equate's long-term debt and working capital financing needs. Fixed charges associated with guarantees of outstanding borrowings totaled $9 million for the nine months ended September 30, 1996 and have been included, along with the Company's equity in Equate's pre-tax loss for the nine month period, in the calculation of the ratio of earnings to fixed charges.

(c) On June 30, 1992, the Company completed the spin-off of its industrial gas business. The industrial gas business was treated as a discontinued operation in calculating the ratio of earnings to fixed charges of the Company for 1992 and 1991. Accordingly, the components of the ratio do not reflect amounts attributable to the industrial gas business.

(d) In 1991, operating results included a special charge of $209 million ($160 million after tax). As a result, earnings were insufficient to cover historical fixed charges by $169 million. Excluding the effect of the special charge, earnings would have been sufficient to cover historical fixed charges by $40 million.